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PRESS INFORMATION                                           [SAP LOGO]

FOR IMMEDIATE RELEASE

                                            Contact:  Gundolf Moritz
                                                      SAP AG
                                                      011-49-6227-74-4872
                                                         -or-
                                                      James P. Prout
                                                      Taylor Rafferty Associates
                                                      212-889-4350


STRONGEST FOURTH QUARTER IN SAP HISTORY

WALLDORF, GERMANY - JANUARY 7, 2000 -- SAP AG (NYSE: SAP), the leading provider of inter-enterprise solutions, today announced that an initial analysis of its preliminary results show that new software license revenue in the fourth quarter reached close to Euro 800 million, an increase of approximately 40% compared to the fourth quarter of 1998, and roughly 150% above the third quarter of 1999. Total revenues for the fourth quarter of 1999 grew by approximately 25% compared to the same period in 1998. As a result of strong new software license sales in the fourth quarter, SAP will achieve its 1999 targeted revenue growth of between 15 and 20%.

The substantial increase in new software license revenues in the fourth quarter, combined with almost Euro 200 million of income from the sale of a number of equity investments, resulted in roughly a doubling of fourth quarter pre-tax profits (excluding the impact of "STARs"), as compared to the same quarter last year. Fourth quarter pre-tax profits will be significantly higher than the fourth quarter of 1998, even after considering charges of roughly Euro 120 million in the fourth quarter of 1999 for SAP's "STAR" employee bonus program.

As expected, the fourth quarter was a pivotal one for SAP. As global market dynamics shifted, the Group aggressively re-deployed its global energies and resources to achieve a striking turnaround in new software license sales and record pre-tax profits in the fourth quarter. The successful introduction and shipping of the mySAP.com products was a major step in the continuing transformation of SAP into the world's leading inter-enterprise software solution provider. MySAP.com, SAP's internet-ready solution, with its "Workplace" and "Marketplace" components enables customers to create a tailored workplace for users. In addition, the "Marketplace" enables these same customers as well as non-R/3 customers to create collaborative business communities with an industry-vertical orientation. By leveraging its pervasive industry expertise and customer base, mySAP.com makes collaborative e-marketplaces a reality.

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SAP AG will provide more details in its 1999 preliminary results announcement on
January 24, 2000.

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "believe," "estimate," "intend," "may," "will," "expect," and "project" and similar expressions as they relate to the Company are intended to identify such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 1998 filed with the SEC on May 18, 1999. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.


SAP AG preference and common shares are listed on the Frankfurt Stock Exchange as well as a number of other exchanges. In the US, SAP's American Depositary Receipts (ADRs), each worth one-twelfth of a preference share, trade on the New York Stock Exchange under the symbol `SAP'. SAP is a component of the DAX, the index of 30 German blue chip companies.

Information on the SAP AG preference shares is available on Bloomberg under the symbol SAP3 GR, on Reuters under SAPG_p.F or DE and on Quotron under SAGVD.EU. Information on the SAP common shares is available on Bloomberg under the symbol SAP GR, on Reuters under SAPG.F and on Quotron under SAGR.EU. Additional information is available on SAP AG's home page: http://www.sap.com.


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